EXHIBIT 99(c)
PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004 AND 2003

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Balance Sheets	2

Statements of Operations and Member’s Equity (Deficit)	3

Statements of Cash Flows	4-5

Notes to the Financial Statements	6-23

Report of Independent Registered Public Accounting Firm
To the Member and the Board of Managers of Perryville Energy Partners, L.L.C.:
In our opinion, the accompanying balance sheets and the related statements of operations and member’s equity (deficit) and cash flows present fairly, in all material respects, the financial position of Perryville Energy Partners, L.L.C. at December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/    PricewaterhouseCoopers LLC
New Orleans, Louisiana
March 28, 2006

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Balance Sheets
December 31, 2005 and 2004

	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$3,325,449	$3,605,646
Restricted cash	—	2,021,995
Accounts receivable, net (less allowance for doubtful accounts of $0 and $15,747,309 for 2005 and 2004)	9,470	3,701,538
Taxes receivable - due from Cleco Corporation	5,844,082	6,199,711
Accounts receivable — affiliate	42,602	6,488,330
Materials and supplies inventory	—	1,861,678
Prepayments	70,166	323,788
Accumulated current deferred federal and state income taxes, net	—	176,234

Total current assets	9,291,769	24,378,920

Property, plant and equipment
Property, plant and equipment	—	183,261,673
Accumulated depreciation	—	(21,627,403)

Property, plant and equipment	—	161,634,270
Construction work in progress	—	114,173

Total property, plant and equipment, net	—	161,748,443
Net investment in direct financing lease	7,823,749	—
Accumulated long-term deferred federal and state income taxes, net	6,211,529	—
Other deferred charges	—	161,133

Total assets	$23,327,047	$186,288,496

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
Current liabilities
Short-term debt	$—	$127,551,633
Accounts payable	—	581,646
Accounts payable - due to Cleco Corporation	785	66,242
Accounts payable - affiliate	111,294	311,289
Accrued taxes	3,374,836	5,180
Accrued interest	—	1,510,191
Other current liabilities	16,841	—
Accumulated current deferred federal and state income taxes, net	3,972,925	—

Total current liabilities	7,476,681	130,026,181

Deferred credits	328,271	—
Liabilities subject to compromise	—	100,533,773

Total liabilities	7,804,952	230,559,954

Commitments and Contingencies ( Note 13)

Member’s equity (deficit)	15,522,095	(44,271,458)

Total liabilities and member’s equity (deficit)	$23,327,047	$186,288,496

The accompanying notes are an integral part of the financial statements.

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PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Statements of Operations and Member’s Equity(Deficit)
December 31, 2005 and 2004

	2005	2004	2003
Operating revenue:
Tolling operations	$9,787,701	$15,420,123	$40,944,331
Transmission operations	528,230	—	—

Total operating revenue	10,315,931	15,420,123	40,944,331

Operating expenses:
Plant operations	5,049,178	7,303,374	6,597,258
Maintenance	3,157,052	1,901,241	1,974,524
Provision for doubtful accounts	—	—	15,747,309
Impairment of long-lived assets	—	—	147,992,675
Depreciation	3,134,762	6,377,671	8,422,879
Taxes other than income taxes	26,531	49,956	11,507

Total operating expenses	11,367,523	15,632,242	180,746,152
Gain on sale of assets	9,621,615	—	—
Gain on settlement of Mirant damage claims, net (less discount of $27,129,150)	179,820,850	—	—

Operating income (loss)	188,390,873	(212,119)	(139,801,821)
Interest income	785,227	161,595	465,767
Other expenses	(6,241)	(28,145)	—

Income (loss) before interest charges	189,169,859	(78,669)	(139,336,054)
Interest expense, including amortization of debt issue costs	5,401,487	8,218,675	5,116,391

Income (loss) before income taxes and reorganization items	183,768,372	(8,297,344)	(144,452,445)
Reorganization items	399,466	1,541,118	—
Income tax expense (benefit)	34,272,596	(468,242)	(22,609,631)

Net income (loss)	149,096,310	(9,370,220)	(121,842,814)
Member’s (deficit) equity, beginning of year	(44,271,458)	(40,386,521)	85,676,040
Contributions from member	1,384,988	5,485,283	7,302,504
Distributions to member	(90,687,745)	—	(11,522,251)

Member’s equity (deficit), end of year	$15,522,095	$(44,271,458)	$(40,386,521)

The accompanying notes are an integral part of the financial statements.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Statements of Cash Flows
Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Operating activities
Net income (loss)	$149,096,310	$(9,370,220)	$(121,842,814)
Adjustment to reconcile net income (loss) to net cash (used in) provided by operating activities:
Gain on sale of property, plant and equipment	(9,621,615)	—	—
Depreciation	3,134,762	6,377,671	8,422,879
Amortization of debt issue costs	161,133	58,594	74,216
Gain on settlement of bankruptcy claims, net	(179,820,850)	—	—
Proceeds from sale of settlement of Mirant damage claims	81,170,850	—	—
Loss on write-off of equipment	1,542,447	—	—
Impairment of long-lived assets	—	—	147,992,675
Net deferred income taxes	(2,235,204)	(216,436)	(20,270,213)
Provision for doubtful accounts	—	—	15,747,309
Changes in assets and liabilities:
Accounts receivable, net	3,260,809	(902,821)	(14,237,658)
Accounts receivable — due from Cleco Corporation	355,629	983,543	(4,410,903)
Accounts receivable, affiliate	6,445,728	289,153	(140,583)
Prepayments	253,622	111,303	(2,335,273)
Accounts payable	(2,016,884)	934,465	(6,316,610)
Accounts payable — due to Cleco Corporation	(65,457)	(780,816)	(442,458)
Accounts payable, affiliate	(532,727)	32,203	(469,647)
Materials and supplies inventory	13,131	28,718	(1,776,386)
Accrued interest	(1,510,191)	1,510,191	(62)
Accrued taxes	3,369,656	(55,874)	4,148,899
Other, net	(8,943)	41,653	130,969

Net cash provided by (used in) operating activities	52,992,206	(958,673)	4,274,340

Investing activities
Additions to property, plant and equipment	(515,438)	(273,485)	(2,486,474)
Proceeds from sale of property, plant and equipment	160,226,883	—	—
Proceeds from sale of materials and supplies inventory	1,848,547	—	—
Change in restricted cash	2,021,995	4,837,804	15,354,280

Net cash provided by investing activities	163,581,987	4,564,319	12,867,806

The accompanying notes are an integral part of the financial statements.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Statements of Cash Flows (Continued)
December 31, 2005, 2004 and 2003

Financing activities
Repayment of note payable	$(127,551,633)	$(5,485,283)	$(12,922,399)
Contributions from member	1,384,988	5,485,283	7,302,504
Distributions to member	(90,687,745)	—	(11,522,251)

Net cash used in financing activities	(216,854,390)	—	(17,142,146)

Net change in cash	(280,197)	3,605,646	—
Cash at beginning of year	3,605,646	—	—

Cash at end of year	$3,325,449	$3,605,646	$—

Supplemental cash flow information
Interest paid	$6,807,698	$6,658,117	$5,042,237

Income taxes received from (paid to) Cleco	$2,867,393	$—	$(14,443,458)

Supplemental information on reorganization items
Cash flows from operating activities:
Net cash (used in) provided by operating activities before reorganization items	$53,391,672	$582,445	$4,274,340
Cash flows from reorganization items:
Professional fees paid for services in connection with the Chapter 11 bankruptcy proceeding	(353,343)	(1,334,109)	—
Payments to the bankruptcy trustee	(36,000)	(23,500)	—
Employee salaries and expenses	(10,123)	(183,509)	—

Net cash used by reorganization items	(399,466)	(1,541,118)	—

Net cash (used in) provided by operating activities	$52,992,206	$(958,673)	$4,274,340

The accompanying notes are an integral part of the financial statements.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

1.	Description of Business and Organization

Perryville Energy Partners, L.L.C. (the Company or Perryville) is a Delaware limited liability company formed on August 11, 2000 for the purpose of the construction and ownership of a 718-megawatt (MW) wholesale electric generation station in Perryville, Louisiana. Perryville is wholly owned by Perryville Energy Holdings LLC (PEH). PEH is wholly owned by Cleco Midstream Resources LLC (Midstream). Midstream is, in turn, a wholly owned subsidiary of Cleco Corporation (Cleco).

Perryville consisted of two units (collectively referred to as the Facility) and was not regulated by the Louisiana Public Service Commission (LPSC). Unit 1, a 156-MW gas turbine peaking plant designed to operate in periods of peak demand, began commercial operation in July 2001. Unit 2, a 562-MW combined-cycle plant designed to supply electricity during periods of base load and intermediate demand, began commercial operation in July 2002.

On January 28, 2004, Perryville entered into an agreement (the Sale Agreement) to sell the Facility to Entergy Louisiana, Inc. (Entergy Louisiana). The sale was consummated on June 30, 2005. Perryville has retained ownership of its transmission interconnection equipment. The transmission assets, comprised primarily of transformers and interconnection equipment, provide transmission service for Entergy Louisiana to interconnect and deliver the output of the Perryville generating assets to the Entergy transmission grid. Perryville provides these services to Entergy Louisiana under a cost of service based tariff.

2.	Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements of Cash Flows
The statements of cash flows are prepared using the “indirect method” described in Statement of Financial Accounting Standards (SFAS) No. 95, “Statement of Cash Flows.” This method requires that net income be adjusted to remove the effects of all deferrals and accruals of operating cash receipts and payments and the effects of all investing and financing cash flow items.

Accounting for Reorganization
The Perryville financial statements have been prepared in conformity with Statement of Position (SOP) 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code.” The Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 28, 2004 and emerged from bankruptcy on November 30, 2005.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Reorganization items are expenses that are recorded in the financial statements as a result of the bankruptcy filing. The items that are included within this category are professional fees and administrative expenses that relate to legal, accounting and other professional costs directly associated with the reorganization process. The amount of reorganization items recognized during the years ended December 31, 2005, and 2004, was $0.4 million and $1.5 million, respectively. For additional information on reorganization items, see the Statements of Cash Flows — supplemental information on reorganization items.

Cash Equivalents
Perryville considers highly liquid, marketable securities, and other similar instruments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

Restricted Cash
Various agreements to which Perryville was subject contained covenants that restricted its use of cash. As certain provisions under those agreements were met, cash was transferred out of related escrow accounts and became available for general corporate purposes. At December 31, 2004, cash in the amount of $2.0 million was restricted under the final cash collateral (Cash Collateral Order) order entered by the United States (U.S.) Bankruptcy Court for the Western District of Louisiana, Alexandria Division (Perryville Bankruptcy Court) on February 26, 2004. On July 8, 2005, approximately $1.8 million of the $2.1 million of cash restricted in the debtor-in-possession accounts for Perryville was released by the Perryville lenders, and on September 28, 2005, the remaining cash restricted was released.

Construction Work in Progress
Construction progress payments to contractors, engineering costs, insurance costs, wages, and other costs related to construction work in progress were capitalized. Construction work in progress balances were transferred to electric facilities when the related assets or group of assets were substantially ready for their intended use.

Materials and Supplies Inventory
Materials and supplies inventory consisted of generating station repair materials and supplies. Inventory was stated at the lower of cost or fair market value and was issued from inventory using the average cost of existing inventory.

Property, Plant and Equipment
Property, plant and equipment was stated at the lower of fair market value or cost, which included administrative and general costs and included capitalized interest related to the construction of the plant. In addition, when ready for their intended use, assets or group of assets were transferred from construction work in progress to electric generating facilities. Major components of the combustion turbines were depreciated based on their equivalent baseload hours used as estimated by the scheduled maintenance contract with General Electric Company. Upon retirement or disposition, the difference between the net book value of the property and any proceeds received from the property was recorded as a gain or loss on asset disposition on the statement of operations. Any cost incurred to remove the asset was charged to expense. At December 31, 2005, the transmission assets are reflected in investment in direct financing lease, net on Perryville’s Balance Sheets.

The cost of repairs and minor replacements was charged as incurred to the appropriate operating expense. The cost of substantial improvements was capitalized.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Depreciation on property, plant and equipment was calculated primarily on a straight-line basis over the useful lives of the assets, as follows:

Years
Merchant power plant	46
Other	5-42
Property, plant and equipment consisted of:

	December 31,	December 31,
	2005	2004
Merchant power plant	$—	$173,424,911
Other	—	9,836,762

Property, plant and equipment	—	183,261,673

Accumulated depreciation	—	(21,627,403)

Property, plant and equipment	$—	$161,634,270

Recognition of Revenue
The Company considered the Capacity Sale and Tolling Agreement (the Tolling Agreement) between the Company and Mirant Americas Energy Marketing LP (MAEM) to be an operating lease as defined by SFAS No. 13, “Accounting for Leases” and SFAS No. 29, “Determining Contingent Rentals” because of MAEM’s ability to control the use of the plant under the terms of the Tolling Agreement through 2022. SFAS No. 13 generally requires lessors to recognize revenue using a straight-line approach unless another rational allocation of the revenue is more representative of the pattern in which the leased property is employed. Certain provisions of the Tolling Agreement, such as bonuses and penalties, were considered contingent as defined by SFAS No. 29. Contingent rents were recorded as revenue or a reduction in revenue in the period in which the contingency was met.

MAEM rejected the Tolling Agreement on September 15, 2003, and as a result, terminated their rights and obligations under the agreement. For more information on the Tolling Agreement, see Note 3 — “Tolling Agreement.”

On January 28, 2004, Entergy Services, Inc. (Entergy Services) signed an agreement (the Power Purchase Agreement) to purchase the output of the Perryville plant pending the purchase of the Facility pursuant to the Sale Agreement. The Company considered the Power Purchase Agreement to be an operating lease as defined by SFAS No. 13, as amended. The initial term of the Power Purchase Agreement was the shorter of the closing of the Sale Agreement or December 31, 2004, with an option to extend for the shorter of September 30, 2005, or the closing of the Sale Agreement. The extension term contained an escalation of the capacity payments. Generally, such escalations are recognized in revenue straight line over the lease term. However, since this lease could be cancelled with the completion of the Sale Agreement, the extension escalation was recognized as earned during the extension period. Entergy Services elected to extend the lease and the extension period was modified to the shorter of December 31, 2005, or the closing of the Sale Agreement. For more information on the Sale Agreement and the Power Purchase Agreement, see Note 6 — “Sale Agreement and Power Purchase Agreement.”

The Company entered into an interconnection agreement with Entergy Louisiana (the Interconnection Agreement) and provides transmission and interconnection service to Entergy Louisiana under a cost of service based tariff. For information on the interconnection agreement, see Note 7 — “Interconnection Agreement.” For information on the direct financing lease, see — “Net Investment in Direct Financing Lease” below.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Net Investment in Direct Financing Lease
The Company considers the Interconnection Agreement to be a direct financing lease as defined by SFAS No. 13. For information on the Interconnection Agreement, see Note 7 — “Interconnection Agreement.”

The components of the net investment in the direct financing lease are the sum of the minimum lease payments, less executory costs, plus the unguaranteed residual value of the lease assets. At December 31, 2005, the gross investment in the direct financing lease is $51.4 million including executory costs of $8.0 million. The current portion of the net investment in the lease is reported in other current liabilities and the non-current portion is reported as net investment in direct financing lease on the balance sheets. The part of the payments by Entergy Louisiana considered as minimum lease payments reduces the investment in the lease. The part of the payments relating to executory costs is recognized in revenue as earned on a monthly basis. Any difference between the investment in the lease and the carrying value of the leased asset is recorded as unearned revenue. The unearned revenue of $35.6 million is amortized to income over the life of the lease in order to produce a constant periodic rate of return on the investment of the lease. There was no unguaranteed residual value of the lease assets and no initial direct costs.

The following is a schedule of minimum lease payments net of direct costs and fees, and executory costs and the amortization of unearned lease income, as of December 31, 2005:

			Executory Costs
			applicable to
Year ending	Minimum Lease	Income	Minimum Lease
December 31:	Payments, net	Amortization	Payments
2006	$847,713	$864,554	$190,379
2007	850,090	866,419	188,002
2008	852,437	868,227	185,655
2009	855,596	869,976	182,496
2010	857,881	871,569	180,211
Thereafter	39,106,461	31,222,525	7,088,634

Total	$43,370,178	$35,563,270	$8,015,377

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Concentration of Risk
Financial instruments, which potentially subject the Company to concentration of credit risk, are primarily cash and restricted cash. The Company’s cash and restricted cash are primarily held in one financial institution and are in excess of federally insured amounts. The Company has not experienced nor do they anticipate any losses on such accounts.

Payments received from Entergy Louisiana under the Interconnection Agreement are the Company’s only source of revenue following the sale of the generating assets and settlement of bankruptcy claims in 2005. For more information on the Interconnection Agreement, see Note 7 — “Interconnection Agreement.”

Payments received from Entergy Services under the Power Purchase Agreement were the Company’s only source of revenue in 2004. For more information on the Power Purchase Agreement, see Note 6 — “Sale Agreement and Power Purchase Agreement.”

Receivables Due from Cleco Corporation
The receivables from Cleco represent amounts received by Cleco on behalf of Perryville. These receivables from Cleco are either distributed and treated as a reduction of member’s equity or remain classified as a receivable until paid by Cleco. Amounts are reimbursed by Cleco throughout the year, as financial obligations of Perryville arise. At December 31, 2005, and 2004, $5.8 million and $6.2 million of receivables, respectively, were due from Cleco. At December 31, 2005, no amount of the $5.8 million receivables from Cleco was over 30 days. At December 31, 2004, $6.0 million of the $6.2 million receivables from Cleco were over 30 days old and bearing interest. Interest earned on receivables from Cleco for the years ended December 31, 2005, and 2004, were $57,988 and $9,575, respectively.

Recent Accounting Standards
On November 24, 2004, SFAS No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4” was issued, which requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as a current expense, not as a component of inventory costs. It also requires a company to use the normal capacity of a production facility in the allocation of fixed production overheads to the costs of conversion. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and will be applied prospectively. Adoption of this statement did not have a material impact on the financial condition or results of operations of Perryville.

On December 16, 2004, SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” was issued, which requires the nonmonetary exchange of assets to be recorded at the fair value of the assets exchanged. This statement is effective for financial statements issued after June 15, 2005, and did not have a material impact on the financial condition or results of operations of Perryville.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

On March 3, 2005, the FASB issued FASB Interpretation No. 46R-5 (FIN 46R-5), “Implicit Variable Interests under FASB Statement Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities” which provides a clarification to FIN 46R. FIN 46R-5 provides that, when assessing the primary beneficiary of a variable interest entity, a company must consider implicit variable interests along with explicit variable interests. An implicit variable interest is similar to an explicit interest, except the variability is indirectly absorbed or received, for instance through a third party, rather than directly from the variable interest entity. FIN 46R-5 is effective in the first reporting period beginning after March 3, 2005. The implementation of FIN 46R-5 had no impact on the financial condition or results of operations of Perryville.

On March 30, 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations” which is an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires an entity to record an asset retirement obligation when there is a legal obligation under existing or enacted law, statute, written or oral contract, or by legal construction under the doctrine of promissory estoppel to incur costs to remove an asset when the asset is retired. FIN 47 requires an asset retirement obligation which is conditional on a future event to be recorded, even if the event has not yet occurred. This interpretation is effective for fiscal years ending after December 15, 2005. The implementation of FIN 47 had no impact on the financial condition or results of operations of Perryville.

On June 1, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which describes the reporting and disclosures of accounting changes and error corrections by replacing Accounting Principles Board (APB) Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” A change from one accounting principle to another, unless otherwise stated in a specific accounting pronouncement, will require retrospective application. Retrospective application will require all periods presented to be restated as if the new principle had been in effect during the respective time period and will reflect a cumulative effect adjustment to the opening balance of the appropriate balance sheet accounts for prior periods which are not presented. Changes in accounting estimates should be accounted for in the period of change and subsequent periods affected by the change. Errors in financial statements of a prior period shall be reported as prior-period adjustments. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 had no impact on the financial condition or results of operations of Perryville.

On November 10, 2005, the FASB issued FIN 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or its Owners” which clarifies that a guarantee to a business or its owner in which the grantor guarantees that the revenue of a business for a particular period of time will be at least a specified amount would be subject to FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.” This FASB Staff Position is effective for new minimum revenue guarantees issued or modified on or after the beginning of the fiscal quarter following November 10, 2005. The adoption of this FSP had no impact on the financial condition or results of operations of Perryville.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Impairment of Long-Lived Assets
Perryville applied the provisions of SFAS No. 144 — “Accounting for the Impairment or Disposal of Long-Lived Assets” to account for asset impairments. Under this standard, Perryville evaluated at each balance sheet date whether events and circumstances have occurred that indicated possible operational impairment. Perryville used an estimate of the future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether operating assets were recoverable. An impairment was recognized when future undiscounted cash flows of assets were estimated to be insufficient to recover the related carrying value. Perryville considered continued operating losses, or significant and long-term changes in business conditions, to be primary indicators of potential impairment. In measuring impairment, Perryville looked to quoted market prices, if available, or the best information available in the circumstances, including the estimated discounted cash flows associated with the related assets. For information on the impairment of long-lived assets, see Note 8 — “Impairment of Long-Lived Assets.”

Income Taxes
Perryville accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Income tax expense and related balance sheet amounts are comprised of a “current” portion and a “deferred” portion. The current portion represents Perryville’s estimate of the income taxes payable or receivable for the current year. The deferred portion represents Perryville’s estimate of the future income tax effects of events that have been recognized in the financial statements or income tax returns in the current or prior years. Perryville makes assumptions and estimates when it records income taxes, such as its ability to deduct items on its tax returns and the timing of the deduction. Perryville’s income tax expense and related assets and liabilities could be affected by its assumptions and estimates, changes in such assumptions and estimates, and by ultimate resolution of assumptions and estimates with taxing authorities.

Perryville records current and deferred federal and state income taxes at a composite rate of 38.5%. The effective income tax rate could be different than the composite rate due to SFAS No. 109 valuation allowance standards. Perryville joins in the filing of a consolidated U.S. federal income tax return with its indirect parent, Cleco, and there is no tax sharing agreement among the entities that are included in Cleco’s consolidated tax returns. Perryville files a combined return with Cleco and all other single member limited liability companies in Louisiana. The income tax expense is computed as if Perryville was filing on a separate return basis. Income taxes are allocated to Perryville in proportion to its contribution to consolidated income or Perryville is reimbursed currently for income taxes related to operating losses it incurs.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Liabilities Subject to Compromise
Liabilities subject to compromise are segregated as required by the Perryville Bankruptcy Court as of the bankruptcy filing date and identification of all transactions and events that are associated directly with the reorganization. Liabilities subject to compromise included pre-petition unsecured claims, which may be settled at amounts different from those recorded in the Perryville financial statements. All liabilities subject to compromise were settled at their recorded amounts on Perryville’s financial statements during 2005 following Perryville’s reorganization; therefore no remaining amounts existed at December 31, 2005. At December 31, 2004, liabilities subject to compromise consisted of the following:

2004
Unsecured debt	$98,650,000
Accounts payable — affiliate	272,301
Accounts payable	1,435,238
Current deferred federal and state income taxes	176,234

Liabilities subject to compromise	$100,533,773

3.	Tolling Agreement

Under the terms of the Tolling Agreement between Perryville and MAEM, MAEM had the right to own and market the electricity produced by the Facility and supplied the required natural gas to the Facility for the production of electricity through 2022. The Company collected fees from MAEM for operating and maintaining the facility. Payments received from MAEM under the Tolling Agreement were Perryville’s only source of revenue in 2003. Mirant Corporation (Mirant) and Mirant Americas, Inc. (MAI) provided limited guarantees which supported MAEM’s obligations under the Tolling Agreement.

The Company collected certain monthly capacity and maintenance payments based on certain physical characteristics of the plant, primarily the rated megawatt capacity, which may change from year to year. These payments were subject to significant penalty provisions based on the actual operating availability of the plant during certain months and on an annual basis.

Pursuant to the terms of the Tolling Agreement, the Company had the limited ability to provide replacement energy to MAEM to supplement availability of the facility during outages. Additionally, the Company collected payments based on actual megawatt-hours produced during energy conversion services and certain other events defined in the Tolling Agreement.

Contingent rent of $5.9 million was included in tolling operations revenue for the year ended December 31, 2003. These amounts included operations and maintenance payments, long-term service agreement payments, penalties and bonuses associated with the operation of the Facility.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

On July 14, 2003, Mirant, MAEM, MAI, and certain other Mirant subsidiaries (collectively the Mirant Debtors) filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas, Ft. Worth Division (Mirant Debtors Bankruptcy Court). The Tolling Agreement was rejected pursuant to section 365 of the U.S. Bankruptcy Code as of September 15, 2003, in accordance with a motion by the Mirant Debtors that was granted by the Mirant Debtors Bankruptcy Court. Upon the rejection of the Tolling Agreement, MAEM’s rights and obligations under such agreement were terminated. For information on the claims asserted against Mirant as a result of the rejection of the Perryville Tolling Agreement, see Note 4 — ” Perryville Tolling Agreement Administrative Expense and Damage Claims.”

4.	Perryville Tolling Agreement Administrative Expense and Damage Claims

Perryville asserted an administrative expense claim against MAEM arising out of post-petition services performed by Perryville under the Tolling Agreement prior to its rejection. In addition, Perryville filed damage claims against MAEM due to the rejection of the Tolling Agreement and against Mirant and MAI under their respective limited guarantees. The Mirant Debtors filed various objections to Perryville’s claims. The parties participated in mediation and engaged in extensive discovery. On May 27, 2005, Perryville and PEH and the Mirant Debtors executed a settlement agreement (the Mirant Settlement Agreement) resolving Perryville’s claims against the Mirant Debtors, as well as MAI’s $98.7 million claims (the MAI Claim) against Perryville related to the Subordinated Loan Agreement, dated as of August 23, 2002, between Perryville and MAI (Subordinated Loan Agreement). The Mirant Settlement Agreement was approved by the Perryville Bankruptcy Court on June 24, 2005, and by the Mirant Debtors Bankruptcy Court on June 28, 2005. The Mirant Settlement Agreement became effective on July 8, 2005.

Subject to the terms and conditions therein, the Mirant Settlement Agreement provides that Perryville’s claims in Mirant’s bankruptcy cases are allowed in the amount of $207.0 million. On July 19, 2005, this amount was reduced, pursuant to the Mirant Settlement Agreement, to $108.3 million when Perryville elected to offset its $98.7 million claim (the Subordinated Debt Claim) against MAI with MAI’s $98.7 million claim against Perryville. The $98.7 million claim is reflected in the net gain on settlement of Mirant damage claims on the Statements of Operations.

As allowed by the Mirant Settlement Agreement, Perryville sold its remaining claims of $108.3 million against MAEM and Mirant in August 2005 to various parties at 76.5% of the face amount of these claims. The pre-tax net proceeds from this sale were $81.2 million. These amounts are reflected in the net gain on settlement of Mirant damage claims on the Statements of Operations.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

5.	Proceedings under Chapter 11 of the U.S. Bankruptcy Code

On January 28, 2004, to facilitate an orderly sales process, Perryville filed voluntary petitions in the Perryville Bankruptcy Court for protection under Chapter 11 of the U.S. Bankruptcy Code. On the same date, Perryville entered into the Power Purchase Agreement. For more information on Perryville’s bankruptcy, the Sale Agreement and the Power Purchase Agreement, see Note 6 — “Sale Agreement and Power Purchase Agreement.” Perryville was a debtor and a debtor-in-possession, and operated its business under the U.S. Bankruptcy Code for the remainder of 2004 and through emergence from bankruptcy in November 2005.

On July 29, 2005, Perryville filed a disclosure statement for a joint plan of reorganization to the Perryville Bankruptcy Court. An amended disclosure statement was filed by Perryville on August 25, 2005. The Perryville Bankruptcy Court approved the First Amended Disclosure Statement on August 30, 2005.

On September 28, 2005, the Perryville Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the Plan) proposed by Perryville.

An order confirming the Plan was entered by the Perryville Bankruptcy Court on September 28, 2005, and the order became final on October 10, 2005. The conditions to the effectiveness of the Plan were satisfied, and the Plan became effective as of October 11, 2005 (the Effective Date). Perryville completed its bankruptcy process on November 30, 2005; when the Bankruptcy Court approved the granting of final decree and closed the case.

As of December 31, 2005, all allowed pre-petition claims ($1.5 million) against Perryville were paid in full in accordance with the Plan. In addition, cash in the amount of $116.4 million, including dividends of $90.0 million, was distributed to Cleco Corporation following the reorganization of Perryville. The additional cash distributed to Cleco Corporation represented a net settlement of affiliate payables, resulting primarily from income tax allocations. Except for distributions made to creditors and equity holders under the Plan, the title to all assets of Perryville vested with the reorganized Perryville free and clear of all liens, claims, causes of action, interests, security interests and other encumbrances and without further order of the Perryville Bankruptcy Court as of the Effective Date. In addition, the reorganized Perryville may operate their businesses and use, acquire and dispose of its assets free of any restrictions of the Bankruptcy Code. Perryville did not qualify for fresh start accounting because the reorganization value of its assets was greater than the total of all post-petition liabilities and allowed claims.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

6.	Sale Agreement and Power Purchase Agreement

On January 28, 2004, Perryville entered into the Sale Agreement to sell its 718-MW power plant to Entergy Louisiana. The Sale Agreement was approved by the Perryville and PEH Bankruptcy Court by orders dated April 23, 2004, December 8, 2004, and June 24, 2005. The sale was consummated on June 30, 2005, and Perryville received $162.0 million in cash proceeds for property, plant, equipment, and inventory. The assets sold to Entergy Louisiana did not include Perryville’s claims against the Mirant Debtors, transmission assets or any other cash-related assets of Perryville. Perryville recorded a pre-tax gain on the sale of the generating assets of $9.6 million.

On June 30, 2005, Perryville used $131.0 million of the proceeds from the sale of the generating assets to Entergy Louisiana to repay all principal and interest owed under the Construction and Term Loan Agreement, dated as of June 7, 2001, between Perryville and KBC Bank N.V., as Agent Bank (Senior Loan Agreement).

On January 28, 2004, Entergy Services signed the Power Purchase Agreement to purchase the output of the Perryville plant through the earlier of (i) the closing or termination of the sale to Entergy Louisiana or (ii) December 31, 2004. Entergy Services also had the option to extend the Power Purchase Agreement through September 30, 2005. On September 20, 2004, Entergy Services and Perryville amended the Power Purchase Agreement to lengthen the term of the extension in the agreement to December 31, 2005. The LPSC approved the extension of the Power Purchase Agreement on November 10, 2004. On November 12, 2004, Entergy Services provided the necessary notice provisions under the Purchase Power Agreement and extended the agreement through the earlier of (i) December 31, 2005, or (ii) the closing or termination of the Sale Agreement. The Power Purchase Agreement provided that Entergy Services will make certain payments to Perryville and will supply natural gas to the Facility and is exclusively entitled to all capacity and energy output from the Facility. Under the Power Purchase Agreement, Perryville was obligated to provide energy conversion services, within specified performance parameters, when requested by Entergy Services. Existing personnel continued to operate the Facility through the closing of the sale to Entergy Louisiana. Perryville received necessary approvals of the Power Purchase Agreement from the Perryville Bankruptcy Court and began operating under the agreement on February 17, 2004.

7.	Interconnection Agreement

The transmission assets, comprised primarily of transformers and interconnection equipment, provide transmission service for Entergy Louisiana to interconnect and deliver the output of the Perryville generating assets to the Entergy transmission grid. Perryville provides transmission and interconnection service to Entergy Louisiana under a cost of service based tariff accepted for filing by the Federal Energy Regulatory Commission (FERC), subject to hearing and refund by order issued on March 22, 2005. On May 25, 2005, Perryville and Entergy Louisiana jointly filed an offer of settlement to reflect the settlement in principle negotiated with the FERC Staff. The settlement, approved by the FERC on August 3, 2005, resolved all issues which concern the Perryville cost-of-service transmission rate. Under the terms of the settlement, Perryville charges Entergy Louisiana an interconnect service charge of

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

approximately $1.0 million annually. The settlement also requires Perryville to make an informational filing with the FERC showing the actual operation and maintenance, general and administrative costs, and the actual property taxes incurred during the calendar year periods 2006 through 2008 to operate the interconnect facilities and to provide interconnect services to Entergy Louisiana.

8.	Impairment of Long-Lived Assets

SFAS No. 144 requires long-term assets to be reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The Mirant Debtors’ bankruptcy, the rejection of the Tolling Agreement, and the negotiations with Entergy were considered events that required the long-lived assets of Perryville be tested for impairment. At December 31, 2003, the difference between the carrying value of Perryville’s long-lived assets and their fair value as determined by the anticipated sale proceeds resulted in an impairment charge of $148.0 million ($91.0 million after tax). For additional information on the sale of the Facility, see Note 6 — “Sale Agreement and Power Purchase Agreement.”

9.	Income Taxes

The balance of accumulated deferred income taxes, net at December 31, 2005, and 2004, was comprised of the following:

	December 31,		December 31,
	2005		2004
	Noncurrent	Noncurrent	Current	Current
Depreciation and property basis differences	$—	$1,955,765	$—	$(31,171,482)
Impairment of Long-Lived Assets	—	—	—	56,943,733
State NOL carryforward	—	—	18,945	3,269,823
Federal NOL carryforward	—	—	117,313	7,453,007
Valuation allowance	—	—	—	(36,283,904)
Other	(3,972,925)	4,255,764	39,976	(211,177)
Liabilities subject to compromise (See Note 2)	—	—	(176,234)	—

Accumulated deferred income taxes, net	$(3,972,925)	$6,211,529	$—	$—

The 2005 and 2004 differences in accumulated deferred income taxes, net consisted primarily of the temporary differences in impairment of long-lived assets and straight-line depreciation for financial reporting purposes versus modified accelerated recovery method for income tax purposes, as well as the difference between the book gain and the tax loss on the sale of assets.

During 2003, management recorded a valuation allowance against net deferred tax assets. The valuation allowance for 2004 was adjusted to reflect additional deferred tax liabilities related to depreciation differences. During 2005, the valuation allowance was reversed. A significant amount of Perryville’s deferred tax assets were utilized during 2005 due to the tax loss on sale of the Facility and taxability of the gain related to the Mirant damage claims, which resulted in utilization of state net operating loss carryforwards. Perryville considers it more likely than not that all remaining 2005 deferred tax assets will be realized. Consequently, deferred tax assets have not been reduced by a valuation allowance.

Perryville is included in Cleco’s consolidated tax returns and there is no tax sharing agreement among the entities that are included in Cleco’s consolidated tax returns. Perryville’s deferred assets will be recognized only to the extent that such deferred tax assets could be recognized on a separate income tax return basis.

As of December 31, 2005, and 2004, included in Taxes receivable — due from Cleco Corporation on Perryville’s Balance Sheets are $5.8 million and $6.2 million of income taxes receivable, respectively. Perryville records current and deferred income tax liabilities based on

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

allocation of amounts from Cleco that would be recorded if Perryville had prepared a separate tax return.

The components of the provision for income taxes consisted of the following as of:

	December 31,	December 31,	December 31,
	2005	2004	2003
Current tax expense (benefit) — federal	$33,413,553	$(258,288)	$(2,978,363)
Current tax expense (benefit) — state	3,392,153	6,482	(50,687)
Deferred tax expense (benefit) — federal	27,332,932	(2,996,629)	(44,875,049)
Deferred tax expense (benefit) — state	6,417,862	(532,037)	(7,677,206)
Valuation allowance	(36,283,904)	3,312,230	32,971,674

Tax expense (benefit)	$34,272,596	$(468,242)	$(22,609,631)

In 2005, 2004 and 2003, the Company’s effective income tax rate was 18.7%, 4.8%, and 15.7%, respectively, compared to the statutory federal income tax rate of 35%. The primary reason for the difference between the effective income tax rate and the statutory rate was the impact of the current year reversal of the valuation allowance recorded during 2004 and 2003.

10.	Fair Value of Financial Instruments

The amounts reflected in the Balance Sheets at December 31, 2005, and 2004, for restricted cash, accounts receivable, accounts receivable from affiliates, accounts payable, and accounts payable to affiliates approximate fair value because of their short-term nature. The carrying value of the Company’s debt is estimated by the Company to approximate fair value because the interest rates are variable and approximate market interest rates currently available to the Company. At December 31, 2004, Perryville had $98.7 million of debt outstanding related to a subordinated loan agreement with Mirant, with an estimated market value of $98.7 million.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

11.	Debt

Senior Loan Agreement
In June 2001, Perryville obtained a $300.0 million funding commitment for Construction and Term Loans (Credit Facility) with KBC Bank. During 2002, Perryville borrowed an additional $12.4 million under the Credit Facility. On August 23, 2002, a portion of the Perryville Credit Facility was converted to a loan (Subordinated Loan Agreement) with Mirant in the amount of $100.0 million. In October 2002, the remainder of the $151.9 million Credit Facility was terminated and replaced with a five-year $145.8 million loan (Senior Loan Agreement) with a group of lenders led by KBC acting as agent. The interest rate on both loans reset quarterly. The Senior Loan Agreement interest rate was based on London Inter-Bank Offer Rate (LIBOR) plus a spread of 1.50%. The loans provided for quarterly principal and interest payments. Cleco provided a guarantee to pay interest and principal under the Senior Loan Agreement should Perryville be unable to pay its debt service. Under the Cash Collateral Order, Perryville was required to pay accrued and unpaid interest on the principal outstanding under the Senior Loan Agreement quarterly, beginning March 31, 2004. The interest rate was the prime interest rate plus a spread of 0.75%, and was 6.00% at December 31, 2004. Cleco provided a guarantee to pay principal under the Cash Collateral Order should Perryville be unable to pay its debt service. At December 31, 2004, the amounts guaranteed were $1.9 million. The Senior Loan Agreement was collateralized by Midstream’s membership interest in Perryville. The Subordinated Loan Agreement was collateralized by Midstream’s membership interest in Perryville, subordinate to claims under the Senior Loan Agreement. The Senior Loan Agreement was scheduled to mature on October 1, 2007, and the Subordinated Loan Agreement was scheduled to mature on December 31, 2007.

The debt agreements contained various covenants, including, among other things, (i) limitations on dividends, redemptions, and repurchase of capital stock, (ii) limitations on the incurrence of indebtedness and liens, (iii) limitations on capital expenditures, and (iv) limitations on the sale of assets. As of December 31, 2004, the Company was not in compliance with all of its covenants.

The outstanding amounts due under the Senior Loan Agreement were deemed accelerated upon the bankruptcy filing by Perryville. As a result of the commencement of such bankruptcy cases and by virtue of the automatic stay under the U.S. Bankruptcy Code, the lenders’ ability to exercise their remedies under the Senior Loan Agreement, including, but not limited to, their ability to foreclose on the mortgage or assume ownership of the Facility, were limited significantly and would have required approval of the Perryville Bankruptcy Court. As of December 31, 2004, the outstanding principal balance of the Senior Loan Agreement was $127.6 million. Perryville’s Senior Loan Agreement debt was considered short-term and was classified in the current liabilities section of the Balance Sheets.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Under the Cash Collateral Order, Perryville was required to pay default interest calculated at a rate of 1.25% of the principal amount outstanding under the Senior Loan Agreement. As of December 31, 2004, Perryville had accrued interest of $1.5 million. The default interest was due and payable upon the occurrence of the following: (i) the consummation and closing of the sale of the Perryville operating assets pursuant to the Sale Agreement or such similar agreement entered into with a higher or better bidder after the conclusion of the sale process, (ii) the collection, sale or other disposition of the Mirant Claims for an amount, in cash, in excess of $30.0 million, or (iii) the cash balance in the debtor-in-possession operating account at any time exceeds $25.0 million.

On June 30, 2005, Perryville paid the outstanding principal and interest of $131.0 million under the Senior Loan Agreement. At December 31, 2005, Perryville had no short-term or long-term debt outstanding.

Subordinated Loan Agreement
As a result of the Mirant Debtors’ bankruptcy and MAEM’s failure to make payments under the Tolling Agreement, all obligations of Perryville to make principal and interest payments under the Subordinated Loan Agreement, as well as the accrual of additional interest, were indefinitely suspended. As of December 31, 2004, the amount outstanding under the Subordinated Loan Agreement was $98.7 million. On July 19, 2005, Perryville elected to offset its $98.7 million Subordinated Debt Claim against MAI with MAI’s $98.7 million claim against Perryville. At December 31, 2005, Perryville had no amount remaining under the Subordinated Loan Agreement.

12.	Affiliate Transactions

Affiliates of the Company provide to the Company certain assets, goods and services under the terms of various long-term agreements (Agreements). Affiliate goods and services received by Perryville primarily involve services provided by Cleco Support Group LLC and Cleco Generation Services LLC. Cleco Support Group LLC provides joint and common administrative support services in the areas of information technology; finance, cash management, accounting and auditing; human resources; corporate communications; project consulting; risk management; strategic and corporate development; legal, ethics and regulatory compliance; facilities management; supply chain and inventory management and other administrative services. Cleco Generation Services LLC provides electric power plant operations and maintenance expertise. The price paid for assets, goods, or services purchased from affiliates is determined in one of three ways: fair market value, fully-loaded costs, or list price. Under the Agreements, the affiliates agree to maintain responsibility for remuneration, benefits, training, administration, and supervision of employees working on behalf of the Company. At December 31, 2005, 2004 and 2003, Perryville did not have any employees. These Agreements shall remain in effect until terminated in accordance with terms of the Agreements.

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Below is a summary of charges from each affiliate included in Perryville’s Statements of Operations:

	For the year ended December 31,
	2005	2004	2003
Cleco Corporation
Plant operations	$—	$1,142	$—
Interest charges	(57,988)	(9,575)	(186,910)
Other expenses	(4,542)	—	—
Cleco Support Group LLC
Tolling operations	2	1,716	(1,750)
Plant operations	670,548	1,000,491	859,680
Maintenance	51,237	119,381	172,143
Taxes other than income taxes	3,891	4,023	1,185
Other expenses	5,717	27,541	3
Interest charges	829	1,348	—
Reorganization items	—	177,540	—
Income taxes	674	4,267	1,682
Cleco Power LLC
Plant operations	13,082	3,719	1,945
Maintenance	113,239	1,453	22,569
Other expenses	4,966	—	—
Cleco Midstream Resource s LLC
Plant operations	—	—	28,302
Depreciation and amo rtization	—	—	973
Interest income	—	(1,030)	(29,991)
Interest charges	—	—	529
Cleco Evangeline LLC
Plant operations	—	—	4,569
Cleco Generation Services LLC
Plant operations	769,298	1,017,232	1,238,286
Maintenance	655,136	1,246,083	1,091,686
Cleco Energy LLC
Plant operations	—	49,355	50,487
Maintenance	—	—	10,000
Cleco Marketing & Trading LLC
Tolling operations	—	—	(9,632)
Plant operations	—	—	148,000

	$2,226,089	$3,644,686	$3,403,756

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Perryville had the following balances due to affiliates as of December 31:

	2005	2004
Cleco Corporation	$785	$66,242
Cleco Power LLC	224	5,717
Cleco Support Group LLC	54,039	232,577
Cleco Generation Services LLC	57,031	340,941
Cleco Energy LLC	—	4,355
Liabilities subject to compromise (See Note 2)	—	(272,301)

	$112,079	$377,531

The following balances were due from affiliates as of December 31:

	2005	2004
Cleco Corporation	$5,844,082	$6,199,711
Cleco Support Group LLC	42,602	—
Cleco Generation Services LLC	—	6,487,953
Cleco Midstream Resources LLC	—	377

	$5,886,684	$12,688,041

13.	Commitments and Contingencies

On June 29, 2005, a transformer failure occurred at Perryville. The Company expensed $1.5 million related to this failure. This amount is included in maintenance expense on Perryville’s Statements of Operations. On November 15, 2005, February 2, 2006, and February 22, 2006, various claims were filed with Perryville’s insurance carrier for potential reimbursement related to the transformer failure. Although Perryville anticipates some level of reimbursement from its insurance carrier, no amounts have been recorded in relation to these expectations. The cost of the new transformer was $1.5 million and is recorded in net investment in direct financing lease, net on the Balance Sheet.

Guarantees and indemnifications were issued in connection with the sale of the Facility to Entergy Louisiana by Perryville. These guarantees and indemnifications fall within the recognition scope of FIN 45 because they relate to the past performance, indemnity, representation, and warranty obligations of the disposed assets and also contain provisions requiring payment for potential damages. The potential length of these liabilities range from a five-year life to an indefinite life. Each indemnification and guarantee was assigned a probability and an estimate of potential damages. The maximum aggregate potential damages under the guarantees and indemnifications are $42.4 million (excluding maximum aggregate potential damages of $100.0 million for discharge of project debt and the indemnification of environmental matters to which there is no limit). The discounted probability-weighted liability under the guarantees and indemnifications as of December 31, 2005, calculated in accordance with FIN 45, was $0.3 million and is recorded in other deferred credits on Perryville’s Balance Sheets.

14.	Environmental Matters

Air Quality
The state of Louisiana regulated air emissions from each of Perryville’s generating units through the Air Quality regulations of the Louisiana Department of Environmental Quality (LDEQ). In addition, the LDEQ implements certain programs initially established by the federal Environmental Protection Agency (EPA). The LDEQ establishes standards of performance or requires permits for certain generating units in Louisiana. Perryville’s generating units were subject to these requirements.

The Clean Air Act established a regulatory program to address the effects of acid rain and imposed restrictions on sulfur dioxide (SO2) emissions from certain generating units. The Clean Air Act required that certain generation stations, such as Perryville’s, must hold a regulatory “allowance” for each ton of SO2 emitted beginning in the year 2000. The EPA allocated a set number of allowances to each affected unit based on its historic

PERRYVILLE ENERGY PARTNERS, L.L.C.
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

emissions.Perryville had sufficient allowances for 2005 operations which concluded on June 30, 2005, when the Facility was sold to Entergy Louisiana.

Nitrogen Oxide (NOx) emissions from Perryville’s generating units fell well within EPA limits, as the units used a combination of natural gas as a fuel, modern turbine technology, and selective catalytic reduction technology that reduces NOx emissions to required levels. Perryville remained compliant with the Facility’s            NOx emissions levels for the duration of its operations which concluded on June 30, 2005, when it was sold to Entergy Louisiana.

In June 2004, Perryville received a Notice of Corrected Violation associated with the initial inspection by the LDEQ of Perryville’s Risk Management Plan. The two issues noted by the LDEQ inspector were corrected at the time of the inspection, and no further action by the LDEQ has occurred.

Water Quality
Perryville received from the EPA and LDEQ permits required under the Clean Water Act for water discharges from its generating stations. Water discharge permits had fixed dates of expiration and Perryville applied for renewal of these permits within the applicable time periods and remained within their guidelines.

Solid Waste Disposal Perryville did not dispose of solid waste on-site. All solid waste was safely transported off-site for disposal at EPA and/or LDEQ permitted disposal facilities.

Hazardous Waste Generation Perryville did not dispose of hazardous waste on-site. All hazardous waste was safely transported off-site for disposal at EPA and/or LDEQ permitted disposal facilities.